Exhibit 12f
                               Idaho Power Company
                       Consolidated Financial Information
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends Requirements
                                                                                  Twelve Months
                                               Twelve Months Ended December 31,        Ended
                                                     (Thousand of Dollars)            June 30,
                                            1994     1995    1996     1997     1998     1999
Earnings, as defined:
   Income before income taxes            $109,173 $135,333 $142,710 $138,746 $140,984 $148,063
   Adjust for distributed income of
      equity investees                        326   (2,058)  (1,413)  (3,943)  (4,697)  (7,074)
   Equity in loss of equity method
      investments                               0        0        0        0      47       476
   Minority interest in losses of
      majority owned subsidiaries               0        0        0        0    (125)     (115)
   Fixed charges, as below                 55,227   57,381   58,339   61,743  61,394    62,275

      Total earnings, as defined         $164,726 $190,656 $199,636 $196,546 $198,032 $203,625

Fixed charges, as defined:
   Interest charges                      $ 54,433 $ 56,456 $ 57,348 $ 60,761 $ 60,593 $ 61,333
   Rental interest factor                     794      925      991      982      801      942

      Total fixed charges                  55,227   57,381   58,339   61,743   61,394   62,275

   Preferred stock dividends-gross
      up Idaho Power rate                  10,682   12,392   12,146    7,803    8,275    8,857

      Total combined fixed charges and
         preferred dividends             $ 65,909 $ 69,773 $ 70,485 $ 69,546 $ 69,669 $ 71,132

Ratio of earnings to combined fixed charges and
   preferred dividends                       2.50x    2.73x    2.83x    2.83x    2.84x    2.86x

